Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Redivivus, Inc.
2012 North Cascade Avenue
Colorado Springs, CO 80907
https://www.redivivus.tech/

Up to $1,069,998.75 in Common Stock at $2.25
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Redivivus, Inc.
Address: 2012 North Cascade Avenue, Colorado Springs, CO 80907
State of Incorporation: CO
Date Incorporated: January 27, 2020

Terms:

Equity

Offering Minimum: $9,999.00 | 4,444 shares of Common Stock
Offering Maximum: $1,069,998.75 | 475,555 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $225.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Redivivus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2.25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Redivivus is a C-Corporation organized under the laws of the state of Colorado that recycles lithium-ion batteries.

Redivivus is the complete solution to lithium-ion battery recycling. Our proprietary technologies will provide white-glove logistics, battery passivation and metals recovery service for end-of-life batteries. The ultimate success of the Redivivus mission is the safe transportation of battery material and cost-effective recycling that respects long term, multi-planetary life.

As wrecked vehicles and end-of-life batteries increase, the need for sustainable recycling and proper handling of these hazardous materials becomes urgent. We estimate that by 2030, there will be 19.6 million tons of battery waste in the United States. Redivivus offers a solution for both the safe transportation and recovery of such materials.

Our objective is accomplished in two parts—logistics and recovery. Redi-Shred™ is a solution to the problem and road safety concerns of transporting hazardous battery materials. Redi-Shred is a mobile battery shredder that collects battery materials, passivates the battery material on-site, and then safely transports it to a recycling facility to be processed. Redi-Cycle™ is the recycling process to recover all the material in a lithium-ion battery and return the metals to the super-alloy and stainless-steel industries. Redi-Cycle uses a hybrid process of hydrometallurgical and electrochemical recycling, unique within the battery recycling industry that tends to use a burn process, called pyrometallurgy. Our novel, no-burn, hydrometallurgical and electrochemical process safely extracts Nickel and Cobalt from the lithium-ion battery with minimal thermal emissions. This no-burn process is safer for the environment.

Our novel approach provides a complete solution for hazardous battery materials and an immediate, efficient, and safe process to reclaim materials found in existing battery waste.

We have IP protection for our Redi-Cycle novel, no-burn recycling technology and have trademarked Redivivus, Redi-Shred and Redi-Cycle.

Competitors and Industry

Redivivus is in the lithium-ion battery recycling industry and is considered advanced manufacturing. There are currently no mobile lithium-ion battery collectors and shredders available on the market; however, the demand is extremely high for the safe collection of batteries at any state of charge. With the development of Redi-Shred, this would be the first mobile battery shredder to exist.

Our final product, a Nickel/Cobalt metal ingot, is designed for use in the stainless steels, high-strength steels and superalloy industries. The total global demand for Nickel within the superalloys and stainless steels is approximately 1.617 kilotons at current market price of roughly $32 billion. Based on these figures, Redivivus' novel, no-burn metal recovery process will supply 0.3% of the total available market in 2026 ($960M).

The Company has several major competitors in the battery recycling market. Some of the top competitors in our industry include: Li-Cycle, Redwood Materials, Battery

Resourcers, American Battery Technology Company and American Manganese. Li-Cycle is the industry leader and the Company's primary competition in the hydrometallurgical battery recycling industry. However, our competitors are currently recovering materials to be put directly back into battery production. Our approach to put the battery material into the stainless steels industry is more cost-effective when compared to other key players in the field.

Current Stage and Roadmap

Redi-Shred is still under development. We are in the concept and design phase. We currently have a scaled prototype shredder we are utilizing for R&D. Major milestones for this investment phase include the completion of the Redi-Shred proof-of-concept and deployment of a prototype vehicle. The scaled prototype of Redi-Shred is expected to be completed within a 12-month timeline.

The project has been divided into 5 key milestones: Cryo-blast freezer, Shredder, Water Bath, Packing Container and Redi-Shred Prototype.

1: **Cryo-blast freezer**

Design criteria review (start: week 1, duration: 3 weeks)

Preliminary design review with stakeholders (start: week 3, duration: 2 weeks)

Critical design review (start: week 4, duration: 4 weeks)

Prototype build (start: week 7, duration: 8 weeks)

2: **Shredder**

Design criteria review (start: week 1, duration: 3 weeks)

Preliminary design review with stakeholders (start: week 3, duration: 3 weeks)

Critical design review (start: week 5, duration: 4 weeks)

Shredder order (start: week 8, duration: 24 weeks)

Shredder build (start: week 31, duration: 2 weeks)

3: **Water bath**

Design criteria review (start: week 1, duration: 3 weeks)

Preliminary design review with stakeholders (start: week 3, duration: 2 weeks)

Critical design review (start: week 4, duration: 4 weeks)

Prototype build (start: week 7, duration: 8 weeks)

4: **Packing container**

Design criteria review (start: week 9, duration: 3 weeks)

Preliminary design review with stakeholders (start: week 12, duration: 1 weeks)

Critical design review (start: week 13, duration: 2 weeks)

Prototype build (start: week 15, duration: 3 weeks)

5: **Redi-shred scaled prototype**

System level criteria review (start: week 12, duration: 5 weeks)

Preliminary design review with stakeholders (start: week 16, duration: 8 weeks)

Critical design review (start: week 11, duration: 8 weeks)

Subassemblies build (start: week 23, duration: 8 weeks)

Prototype completed (start: week 45, duration: 6 weeks)

The Team

Officers and Directors

Name: Erika Guerrero

Erika Guerrero's current primary role is with Electric Goddess. Erika Guerrero currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 20, 2020 - Present
  Responsibilities: The CEO is responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. Plan, develop, implement and direct the organization's operational and fiscal function and performance. The duty of loyalty requires that a CEO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest. She does not currently receive compensation for her role. She plans to go full-time once they secure adequate funding.

Other business experience in the past three years:

- **Employer:** Electric Goddess
  Title: Founder & CEO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Business operations, battery industry research & development

Name: Eric Krepps

Eric Krepps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Chief Financial Officer
  Dates of Service: January 20, 2020 - Present
  Responsibilities: Business management. He does not currently receive compensation for his role. Eric Krepps splits his time between Second Act LLC, Vytalization Consulting, Desert Day Dreamer, and Redivivus, working part time for all of them. Most of his time is currently spent on Redivivus (20 hours per week), and he plans to go full-time once they secure adequate funding.

Other business experience in the past three years:

- **Employer:** Second Act LLC
  Title: Owner
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Business management

Other business experience in the past three years:

- **Employer:** Vytalization Consulting
  Title: President
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Turn-around and growth consulting.

Other business experience in the past three years:

- **Employer:** Desert Day Dreamer
  Title: Co-Owner
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Business management

Other business experience in the past three years:

- **Employer:** Constellium
  Title: President/General Manager - Constellium Automotive
  Dates of Service: August 01, 2013 - December 01, 2019
  Responsibilities: Business leader responsible for profit and loss and all functions of the business including sales, manufacturing, program management, development engineering, process engineering, human resources, finance, supply chain and IT.

Name: Erik Fleming

Erik Fleming's current primary role is with ERF Consulting Inc. Erik Fleming currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer & Treasurer
  Dates of Service: January 20, 2020 - Present
  Responsibilities: Manage all facets of Supply Chain Oversee Program Management. Develop and maintain Operational Metrics for the business. He does not currently receive compensation for his role.

Other business experience in the past three years:

- **Employer:** ERF Consulting Inc
  Title: Operations and Supply Chain Consultant
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Partner with various sized companies to streamline their operations and supply chain strategies • Worked with Brookfield Asset Management to evaluate the Clarios procurement team pre and post-acquisition. • Supported Boosted Boards (for Kholsa Ventures) in sourcing their new line of electric scooters. • Currently run the ops and supply chain for Enverid (for Ajax Strategy). • Leading the sourcing efforts for Aptera (an EV company in San Diego). • Running ops and supply chain for Shaper Tools in San Francisco. • Sit on the board of Redivivus Inc. a Lithium Ion Battery recycling start up.

Name: JP Sado

JP Sado's current primary role is with Can Art Aluminum Extrusion . JP Sado currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 30, 2020 - Present
  Responsibilities: Consulting. He does not currently receive compensation for his role.

Other business experience in the past three years:

- **Employer:** Can Art Aluminum Extrusion
  Title: Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Business Development and Operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,998.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Redi-Shred and Redi-Cycle or that the products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Redi-Cycle. Delays or cost overruns in the development of our Redi-Cycle and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Redivivus, Inc. was formed on Jan. 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Redivivus has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Redivivus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Redivivus could harm our reputation and materially negatively impact our financial condition and business.

Protection of on-board equipment during vehicle crash and/ or vehicle safety crash test certifications.
Safety systems will need to be designed to maintain a safe load in the event that the Redi-Shred truck is involved in a crash. If the Redi-Shred truck is involved in a crash, then the market may lose confidence in the Redi-Shred technology, rendering it obsolete. Moreover, if the Redi-Shred truck is involved in a crash, the Company may incur significant losses if a crash results in injuries or property damage that the Company must pay for.

Shredder power requirements for various battery module potting designs.
Battery module designs will vary and continue to develop. The choice and amount of potting in these designs presents technical risk and a potential need to greatly oversize the shredder to handle all module designs. Making these changes will require significant financial resources, and we may be unable to accommodate all necessary changes.

Contamination Issues
Shredding modules with integrated BMS may present downstream contamination issues for Redi-Cycle or another customer's recycling process. These issues could render the technology obsolete and may require the Company to expend significant financial resources to remedy any such contamination.

Final economics and weight optimization are still unknown.
Although equipment weight and subsystem design weights have been estimated, final design weights will vary thereby changing the estimated battery shred capacity of each truck.

Permitting Issues.
Potential permitting issues from the Environmental Protection Agency (EPA), the Department of Transportation (DOT), or local jurisdiction differences may exist between states requiring the final design to be modified to accommodate local requirements. These design changes may be unfeasible or may impose significant financial burdens on the Company.

Tramp Element Purity.
The Company must achieve tramp element purity levels required for aerospace-grade metal at production rates. The Company may be unable to reach such levels or if it is able to do so, it may be able to do so at costs that impose significant financial burdens

on the Company.

Risk of New Contaminants.
Variations in new battery module designs may introduce risk of new contaminants in-process and require additional purification processes - thereby increasing original operational cost estimates.

Redi-Shred & Redi-Cycle
The Company has attempted to identify and list the technical risks associated with the Redi-Shred and Redi-Cycle technologies. However, not all risks can be known at this time. As these technologies are further developed, other risks may emerge and the technology may be unable to be marketable in a real world environment. If these technologies fail, or if it is not practical to develop them with economic efficiency, these technologies may be incapable of producing revenues or profits for the Company. If these technologies fail, or if the Company is unable to develop, market, and sell them in a cost-efficient manner, then the value of the Company would be significantly reduced and the value of your investment will be significantly reduced.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Erik R. Fleming	1,752,500	Common Stock	19.03
Eric L. Krepps	1,752,500	Common Stock	19.03

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 475,555 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 9,207,833 outstanding.

Voting Rights

Unlimited voting rights

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock & Preferred Stock
  Type of security sold: Equity

Final amount sold: $167,579.00
Number of Securities Sold: 9,194,500
Use of proceeds: Redi-Cycle proof of concept and legal fees
Date: April 15, 2020
Offering exemption relied upon: Rule 504, Reg D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 13,333
  Use of proceeds: Marketing
  Date: September 30, 2021
  Offering exemption relied upon: Rule 501, Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Redivivus just accepted its first customer order and has started operations of Redi-Shred. Current liquidity at this level is estimated to last one year. However, key milestones set forth in this offering will not be met without funding in the next three to four months.

Foreseeable major expenses based on projections:

Redi-Shred Proof of Concept: $604,801

Redi - Shred Mobile Truck: $942,000

Redi-Cycle Customer Qualification: $78,000

Labor Costs: $842,000

Facility Costs and Overhead: $428,000

Administration and Other: $369,000

Travel and Misc: $228,824

Services and Test Costs: $124,000

Total Budget: $3,750,000

If the Company can successfully raise ~$1.07M, the Company intends to increase its maximum funding goal to help cover these expenses.

Future operational challenges:

Protection of on-board equipment during vehicle crash and crash test verification.

Shredder power requirements for various battery module potting designs.

Contamination issues of Redi-Cycle for final customer qualification.

Final economics adquate optimization are still unknown.

Permitting issues.

Future challenges related to capital resources:

We are an early stage company with limited revenue and operating history.

The Company may not sell enough stock in this offering to meet the needs of key milestones.

Rising inflation in vehicle costs may impact capital required.

Future milestones and events:

Q4 2021: Redi-Shred Development

MOUs signed with battery manufacturing partners & revenue from prototype scale recycling

Q1 2023: Funding Milestone Redi-Shred Development

The key project milestone that will be completed through this funding is the stationary prototype of Redi-Shred.

The scaled prototype of Redi-Shred is expected to be completed within a 12-month timeline.

1: Cryo-blast freezer (Weeks 1-20)

Design criteria review and testing (start: week 1, duration: 6 weeks)

Preliminary design review with stakeholders (start: week 6, duration: 2 weeks)

Critical design review (start: week 8, duration: 4 weeks)

Prototype build (start: week 12, duration: 8 weeks)

2: Shredder (Weeks 1-38)

Design criteria review and testing (start: week 1, duration: 4 weeks)

Preliminary design review with stakeholders (start: week 4, duration: 2 weeks)

Critical design review (start: week 6, duration: 2 weeks)

Shredder order (start: week 8, duration: 24 weeks)

Shredder build (start: week 32, duration: 6 weeks)

3: Water bath (Weeks 1-24)

Design criteria review and testing (start: week 1, duration: 6 weeks)

Preliminary design review with stakeholders (start: week 6, duration: 2 weeks)

Critical design review (start: week 8, duration: 4 weeks)

Prototype build (start: week 12, duration: 12 weeks)

4: Packing container (Weeks 9-24)

Design criteria review and testing (start: week 9, duration: 6 weeks)

Preliminary design review with stakeholders (start: week 15, duration: 1 week)

Critical design review (start: week 16, duration: 2 weeks)

Prototype build (start: week 18, duration: 6 weeks)

5: Redi-shred scaled prototype (Week 38-52)

System-level criteria review and testing (start: week 38, duration: 4 weeks)

Re-design review with stakeholders (start: week 42, duration: 2 weeks)

Final Re-design and testing (start: week 44, duration: 8 weeks)

Q2 2023: Redi-Shred Mobile Application

Redi-Shred mobile application design, build, test, and deployment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 18, we have $28K in cash. We are on hold right now until the fundraise is done before kicking-off any additional technical or customer qualification work. We are spending $2K-$4K a month right now just on marketing and travel. Any customer work we are doing on testing, we are taking deposits up front to cover costs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds of security sales in this fund raise are critical for the continuation of the Company and the ability to meet key technical milestones.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The viability of the Company will likely remain intact without this fundraise. However, this fund raise is critical to meet the key milestones and advance the technology.

85% will be made up of funds raised from the crowdfunding campaign, if the Company raises its maximum funding goal of approximately $1.07M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Current burn rate is about $2,000-$5,000 per month. At this rate, the Company will operate for approximately 21-24 months.

If the Company only raises its minimum funding goal, it will not advance its proof of concepts or building the truck. The Company will grind batteries for customers in its partner grinding location.

How long will you be able to operate the company if you raise your maximum funding goal?

The burn rate if we raise the maximum is in two buckets.

Operating expenses would be at a burn rate of approximately $112,000 per month with a slower rate in the lower months.

There are three large capital spends that will occur totaling around $1M. As we have not kicked off any equipment, these spends could be inconsistent, but ideally, we would anticipate these spends occurring in equal large chunks as follows:

33 weeks from funding

50 weeks from funding

62 weeks from funding

The Company could operate an estimated 12-18 months at this higher burn rate if we raise our maximum funding goal of $1.07M.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the Redi-Shred truck is successful, conventional leasing and debt financing is anticipated to be available.

Indebtedness

- **Creditor:** Two founders (Eric L Krepps & Erik Fleming)
  Amount Owed: $10,500.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2021
  Two founders' loans - (from Eric L Krepps & Erik Fleming) Eric Kreps $4500, Erik Fleming - $6000.

Related Party Transactions

- **Name of Entity:** Eric L Krepps
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $4,500
  Material Terms: Loan to company

- **Name of Entity:** Erik Fleming
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $6,000
  Material Terms: Loan to company

Valuation

Pre-Money Valuation: $20,717,624.25

Valuation Details:

Redivivus, Inc. determined its pre-money valuation based on an analysis of the following factors:

First, our initial Reg D fundraise, we consulted numerous potential investors, and based on the market, we arrived at a value of $2,000,000. A 10X return multiplier was determined based on expectations set in our discussions with our angel investors. This is the first justification for a $20 million valuation.

Secondly, we have built a financial model through 2026. The pre-money valuation is based on those assumptions in the year 2023 as we believe this funding will advance the technology to proceed to that state of operations. A Redi-Shred estimated EBITDA of $1,425,175, and a Redi-Cycle plant at book equity value at the same time period. At a 7 multiple, the combination of these also approximates a $20 million valuation.

Third, we have estimated a need to raise funds of approximately $61 million between debt and equity through the process to arrive at the operations needed in the financial model. A budget of $3.7 million in our model is 6% of the funds raised and based on the $415 million valuation, this is a $25 million post-money valuation.

Lastly, through a series of pitches and conversations with potential outside investors, we have narrowed the feedback to a valuation of $20 million.

The pre-money valuation has been calculated on a fully diluted basis. This valuation has assumed all current shares outstanding. The Company does have any outstanding options, warrants, and other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

This valuation has been done internally and no independent third-party firm has conducted a valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  90.0%
  The funds will be used for the development of Redi-Shred and qualification of Redi-Cycle. We plan to build a prototype of Redi-Shred and qualify Redi-Cycle with customers.

- *Marketing*
  6.5%
  The proceeds will be used for press releases, trade shows and investor relations.

If we raise the over allotment amount of $1,069,998.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Research & Development*
  65.0%
  The funds will be used for the development of Redi-Shred and qualification of Redi-Cycle. We plan to build a prototype of Redi-Shred and qualify Redi-Cycle with customers.

- *Marketing*
  6.5%
  The funds will be used for press releases, trade shows, marketing in Crowd Funding process and investor relations.

- *Operations*
  25.0%
  Operations will cover facilities, transportation and salaries of team.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.redivivus.tech/ (redivivus.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/redivivus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Redivivus, Inc.

[See attached]

REDIVIVUS , INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 27, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Redivivus, Inc.
Colorado Springs, Colorado

We have reviewed the accompanying financial statements of Redivivus, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (January 27, 2020) to December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 28, 2021
Los Angeles, California

Redivivus, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	24,289
Total current assets		**24,289**
Total assets	**$**	**24,289**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued Liabilities	$	483
Total current liabilities		**483**
Total liabilities		**483**
STOCKHOLDERS EQUITY		
Common Stock		746
Preferred Stock		90
Additional Paid in Capital		89,910
Retained earnings/(Accumulated Deficit)		(66,940)
Total stockholders' equity		**23,806**
Total liabilities and stockholders' equity	**$**	**24,289**

See accompanying notes to financial statements.

Redivivus, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (January 27, 2020)	December 31, 2020
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	66,940
Research and Development	-
Sales and marketing	-
Total operating expenses	66,940
Operating income/(loss)	(66,940)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(66,940)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (66,940)**

See accompanying notes to financial statements.

Redivivus, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid in	Retained earnings/ (Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Inception date (January 27, 2020)	-		-	$ -	$ -	$ -	$ -
Issuance of Stocks	8,799,000	$ 880	900,000	$ 90	$ 89,910		90,880
Share repurchased	(1,334,500)	$ (133)					(133)
Net income/(loss)	-	-	-	-	-	(66,940)	(66,940)
Balance—December 31, 2020	**7,464,500**	**$ 746**	**83,821**	**$ 90**	**$ 89,910**	**$ (66,940)**	**$ 23,806**

See accompanying notes to financial statements.

Redivivus, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (January 27, 2020)		December 31, 2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(66,940)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accrued liabilities		483
Net cash provided/(used) by operating activities		**(66,457)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of stocks		90,746
Net cash provided/(used) by financing activities		**90,746**
Change in cash		24,289
Cash—beginning of year		-
Cash—end of year	**$**	**24,289**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Redivivus, Inc. was founded on January 27, 2020 in the state of Colorado. The financial statements of Redivivus, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Colorado Springs, Colorado.

Redivivus® is a hybrid solution of hydrometallurgical and electrochemical lithium-ion battery recycling. Our proprietary technologies for a planet with finite resources include Redi-Shred® and Redi-Cycle®. These technologies allow Redivivus to recover battery elements and transform our primary market by creating new generation metals, like Redivivus® Nickel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Income Taxes

Redivivus, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 28, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class with par value of $0.0001. As of December 31, 2020, there was 7,464,500 shares issued and outstanding.

Preferred Stock

The Company is authorized to issue 2,500,000 shares of preferred shares with $0.0001 par value. As of December 31, 2020, 900,000 shares of preferred shares have been issued and are outstanding.

4. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,		2020
Net Operating Loss	$	(17,403)
Valuation Allowance		17,403
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 are as follows:

As of Year Ended December 31,		2020
Net Operating Loss	$	(17,403)
Valuation Allowance		17,403
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $68,113, and the Company had state net operating loss ("NOL") carryforwards of approximately $68,113. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

5. RELATED PARTY

There are no related party transactions

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through July 28, 2021 the date the financial statements were available to be issued.

On April 6, 2021 the company entered into a Series Seed Preferred Stock Purchase Agreement with 8 investors. In total, 740,000 has been issued for the total value of consideration received by the company of $74,000.

On June 7, 2021, the company issued 90,000 of restricted shares at a purchase price of $0.03 per share to one of the purchasers. Of the 90,000 shares, 25% of the shares shall vest on the 1-year anniversary of the signing of this agreement. The remaining 67,500 shares are subject to the Repurchase Option, and an additional 1/36th of the shares shall be released each month thereafter;

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Redivivus, Inc.

Accelerating sustainable technology through cost-effective recycling


REDIVIVUS
REDIVIVUS

Website   Colorado Springs, CO   CLEAN TECHNOLOGY

$498,088 raised

337 Investors	$20.7M Valuation
$2.25 Price per Share	$225.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

We believe Redivivus is the complete solution to lithium-ion battery recycling. Our proprietary technologies provide full-service logistics, battery passivation and material recovery service for end-of-life lithium-ion batteries. The ultimate success of the Redivivus mission is the safe transportation of battery material and cost-effective recycling that supports long term, multi-planetary life. The team experience spans the entire battery lifecycle from cell & battery design, system architecture and component testing, processing and manufacturing, metallurgy, and supply chain management.

Reasons to Invest

- Redivivus provides cost-effective, environmentally-friendly, full service lithium-ion battery recycling services with high manufacturing margins
- Total global nickel demand for superalloys and stainless steels is approximately 1.617 kilotons at current market price of roughly $32 billion. Redivivus is planning to open two plants, and if and when it does, it expects that its novel, no-burn metal recovery process could potentially supply 0.3% of the total available market in 2026.
- Opportunity to invest in the improvement of our planet's waste stream, as 93% of Americans show a concern for the current state of the environment and climate

OVERVIEW

A new approach to lithium-ion battery recycling


Accelerating sustainable technology through cost-effective recycling

Rewards

Get rewarded for investing more into Redivivus, Inc.:

$225+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$5,000+
Investment
$5,000+
Receive 5% bonus shares

$10,000+
Investment
$10,000+
Receive 10% bonus shares

$20,000+
Investment
$20,000+
Receive 20% bonus shares

The Redi-Cycle™ process receives material from Redi-Shred™ and reclaims each of the elements from the batteries: Copper, Aluminum, Steel, Plastics, Nickel, Cobalt, Lithium, Graphite and other materials. All product streams will find a second life, however the initial targeted final product will be a Nickel/Cobalt metallic ingot, called Redivivus Nickel. Our approach provides a complete solution for battery materials classified as dangerous goods and an immediate, efficient, and safe process to reclaim materials found in existing and upcoming battery waste. Our team is well positioned within the industry to solve the lithium-ion battery waste problem with an existing client base in battery design and strategic partners in the alloys industry - meaning we have a close connection with the technology of today to adapt, innovate, and build a brighter future for recycling.

THE PROBLEM

Recycling lithium-ion batteries is difficult and costly


Estimated battery material ready for repurposing by 2030 in the US, conservatively
Electric Vehicles
1.15M
Metric Tons
120 GWh
Grid Storage
18.9K
Metric Tons
3.5 GWh
Port. Electronics
18.1M
Metric Tons
109.5 GWh

There are two key problems to consider when developing a complete solution to battery recycling. The first is safe and organized battery logistics. This involves the collection, neutralization, shredding, and transportation of batteries that have the potential to catch fire or explode. This is especially important when considering the increasing levels of electric vehicles on the road. We estimate that by 2030, there will be 1.15 million metric tons of electric vehicle batteries in need of recycling in the US. An innovative solution is needed to eliminate the standard industry practice of battery disassembly before recycling to consider human safety and overcome the challenges of training on many variants of battery packs. Our Redi-Shred™ process is set to overcome the challenges of logistics and passivation.

The second problem to consider is material recovery. There are three main ways currently used in the industry to recycle batteries—pyrometallurgy, hydrometallurgy and direct recycling. Pyrometallurgy is the most common strategy used in commercial efforts. This recycling process produces high purity material at the cost of emissions and is considered the least environmentally friendly. Hydrometallurgy uses an aqueous solution to extract metals that typically requires high chemical, water, and capital demands. Direct recycling involves recovering cathode materials without breaking down the chemical structure, however, this method is typically best used for cell manufacturing fallout due to performance issues of degraded or used cells. Current lithium-ion battery recycling processes require high-temperature melting-and-extraction or single-use processes, generating a significant waste stream. Our novel no-burn, hybrid Redi-Cycle™ process recovers battery materials in a mostly closed-loop process for secondary markets, reducing the reliance on metal mining.

THE SOLUTION

A cheaper, more efficient way to recycle lithium-ion batteries


Introducing: A complete battery recycling service
White glove, cost-effective recycling process
Safe battery hauling logistics
On-site battery neutralization
Eco-friendly metals recovery
REDIVIVUS

We've curated a complete battery recycling service through the development of a mobile battery shredder and cost-effective recycling process. Redi-Shred™ is our novel solution to the problem of transporting battery materials. Redi-Cycle™ converts battery material shreds at a high purity to secondary materials through a hybrid solution of hydrometallurgical and electrochemical recycling, reducing mining demand and increasing end user savings. The final product is a Nickel and Cobalt metallic alloy, called Redivivus Nickel, that bypasses the challenging and costly process of separating the elements. Redi-Cycle™ is more environmentally friendly and cost-effective when compared to other battery recycling technologies.


Redi-Shred™
Dispose and neutralize battery waste
Haul materials without hazmat overhead
Revenue Streams
White-glove battery collection
Sale of "inert battery material"
How it Works
Freeze
Shred
Neutralize
Transport
Non-conductive conyeyance system carries batteries from the freezer to the shredder
Neutralized shredded matierals are transported job-to-job until truck weight limit is achieved
Conveyance system lifts the shredded materials to the top of the packing container.

Redi-Shred™ has two main sources of revenue: white-glove battery collection and the sale of "inert battery material." The first is a pick up fee charged to companies and municipalities to collect, disassemble, neutralize, and remove used batteries on-site. Redi-shred™ also generates revenue through the sale of inert battery material. This material can be sold to other battery recyclers or used as Redi-Cycle™ feedstock as Redi-shred™ removes a processing step from the front-end of any direct or hydrometallurgical recycling process. Additional pre-processing can be investigated to fit into more sensitive, alternative recycling processes. Pricing will include white-glove battery collection, logistics and sale of material.


Redi-Cycle™
Repurpose battery materials
Reduce mining demand
Revenue Streams
Redivivus Nickel
Sale of scrap materials
How it Works
Process
Sell or Reprocess
Improve

Revenue for Redi-Cycle™ includes the sale of Redivivus Nickel, a metal ingot of a Cobalt/Nickel alloy sold to superalloy, stainless steel and lightweight steel companies. As cells become more Nickel rich, our company is set to expand its market share in the metals industry. Additional sources of revenue are expected to come from the sale of scrap materials from the process including: Copper, Aluminum, Iron, Manganese, Lithium, and more. We intend to sell our products at commodity prices and bring opportunity for material science and future alloy development through industry partnerships.

OUR TRACTION

Tremendous strides in early days



To say we've hit the ground running would be a massive understatement. In the past year alone, we have registered a trademark for Redivivus, filed and received a provisional patent for our Redi-Cycle™ technology, and signed two strategic partnerships to recycle the Lithium-ion batteries for Arcimoto and Power.Global. We have also been fortunate enough to receive many customer inquiries due to our exposure on YouTube and other prominent websites such as Businesswire, Yahoo Finance, and Business Insider.

We are also proud to say that our completed proof of concept demonstrated a 92% minimum recovery rate of Nickel and Cobalt at high purity to create Redivivus Nickel! Additional elements such as Copper, Manganese, Iron and Lithium were recovered at high levels but not yet fully optimized; future development is expected to increase recoveries. The success of this PoC and third party lab validation helps to further strengthen Redivivus' business and technical advantage to drive new revenue opportunities with metallurgical consumers. Our approach provides a complete solution for battery materials in a variety of conditions and an immediate, efficient, and safe process to reclaim materials found in existing battery chemistries and is adaptable to future battery waste.


ERIKA GUERRERO & LUKE WORKMAN
REDIVIVUS TECHNOLOGY

THE MARKET

Generating new revenue with old metals


Distinguished within the battery recycling industry
Flexibility
One-of-a-kind mobile solution safely and effectively recovers lithium-ion batteries
Secondary Market
Uniquely positioned in battery recycling industry to profitably repurpose nickel/ cobalt metallic alloy
Cost
Sustainably sourced feedstock will be preferential and highly valuable as materials become less available
Environment
Continuous improvements in curtailing environmental impact is a requirement in our battery recycling process development

Unlike many commercial and R&D efforts, Redi-Cycle decouples recovered materials from battery production flow and inserts them as an alloying feedstock into metallurgical operations of the stainless steel and superalloy industries. It is important to note that Nickel and Cobalt are infinitely recyclable and can be placed back into battery production flow as cost-effective technologies develop. We use a hybrid solution of hydrometallurgical and electrochemical battery recycling that's low-cost and better for the planet. In addition to battery recycling, we also provide valuable materials to the metals industry and provide a white-glove battery shredding service.

Redi-Shred is a mobile truck that helps provide a white-glove service for battery disassembly and transportation logistics. A Redi-Shred vehicle is dispatched to the point of waste generation (the customer or waste collection site), shreds the batteries on-site and safely neutralizes the material prior to transport. There are 3 main steps to Redi-Shred: rendering the batteries inert through freezing, shredding the batteries, and finally neutralizing the solution to ensure the material is no longer corrosive. All battery materials are recovered and have the opportunity for second use. Our initial recovered battery elements (Ni, Co) transform our primary market by creating an opportunity for new generation metals.

Our flexible technology allows us to employ a one-of-a-kind mobile solution that safely and effectively recovers lithium-ion batteries without using reactant hydrometallurgical techniques. Also, by selling the repurposed Nickel and Cobalt metallic alloys, we are able to generate a large amount of revenue outside of the battery recycling industry. This revenue stream increases our profit margins as we are able to recover and de-couple materials from batteries in any state of health. Equally as important, our recycling processes reduce harmful emissions, thus significantly reducing the overall environmental impact related to battery processing and recycling.

WHY INVEST

Help us create a greener future


Invest in a more sustainable future

Now more than ever, people are focusing on the environment. It's not just a social cause anymore, it's a lucrative endeavor with potentially massive returns. Our patented technology and continuous research & development gives us an unprecedented level of flexibility and dexterity to solve recycling obstacles. The world will continue to rely on lithium-ion batteries, and as it does, we will be there to recycle and resell materials. Investing in Redivivus is an opportunity to invest in a cleaner, more sustainable future with a team with a proven track-record for solving the industry's toughest challenges.


Invest in a more sustainable future
Strategic IP Protection
Uniquely Positioned within Industry
Experienced Team of Visionaries
Profitable Venture by 2023
Pre-Existing Customer Relationships
Cost Effective Approach

January 2020
Redivivus Incorporated
Redivivus is incorporated in Colorado Springs, CO

January 2020
Series Seed I Funding Completed
Series Seed I funding round completed ($250,000)

March 2021
Redi-Cycle Patent Pending
Redi-Cycle technology provisional patent granted with USPTO (Serial #63/120,192)

April 2021
Redivivus Trademarked
Redivivus registered trademark with USPTO (Serial #88-980,393)

May 2021
Redi-Cycle & Redi-Shred Trademark Application
Redi-Shred & Redi-Cycle applied for trademark registration

May 2021
NowYouKnow Interview
Received 1,000+ inquiries from investors, partners and general public after NowYouKnow interview with Erika and Luke was published on YouTube

May 2021
Redi-Cycle Proof of Concept Completed
Redi-Cycle proof of concept completed

July 2021
Arcimoto Partnership Established
Memorandum of understanding with Arcimoto signed to recycle their lithium-ion batteries, and presented on-site at their Summer Showcase event on July 26, 2021

September 2021
Power Global Partnership Established
Power Global and Redivivus confirm battery recycling partnership with execution of MOU.

In the Press

MARKETS INSIDER | businesswire | POWER | ETAuto.com

SHOW MORE

Meet Our Team



Erika Guerrero

Chief Executive Officer

Erika is an influential and dynamic leader with a natural ability to pilot change effectively. She founded the energy storage design and consulting firm, Electric Goddess. Previous experience leading joint venture operations between BorgWarner and Romeo Power, and worked on the Dragon 1 capsule at SpaceX.

Erika's primary occupation is at Electric Goddess. She works 25 hours per week for Redivivus.



Eric Krepps

President & Chief Financial Officer

Executive with over 30 years experience in the automotive, industrial and aerospace supply base. Eric is an executive with deep experience in finance and operations management. Eric has held positions as CFO, COO, and most recently President of Constellium Automotive North America. Past company experience includes Eaton, Faurecia, Raytech, CMW and Constellium. Krepps is a proven executive with bottom line success in both turn-around and growth businesses. He was responsible for the leadership of six Greenfield plant start-ups and growing the automotive division 5X and turning a top quartile profit company. Eric holds is a past Certified Public Accountant and holds an MBA and BSBA degree in business from Bowling Green State University. Eric has held business leadership positions in steadily increasing roles of responsibility including ex-pat assignments in Singapore and Mexico.

Eric Krepps splits his time between Second Act LLC, Vytalization Consulting, Desert Day Dreamer, and Redivivus, working part time for all of them. Most of his time is currently spent on Redivivus (20 hours per week), and he plans to go full-time once they secure adequate funding.



Erik Fleming

Chief Operations Officer & Treasurer

Erik has over 20 years of experience as a senior leader in global supply chain operations in the lithium ion battery market. He has held Supply Chain leadership roles at SpaceX, Tesla Motors, Romeo Power, and Apple.

Erik's primary occupation is working at ERF Consulting. He works 10 hours per week at Redivivus.



Krystal Guerrero

VP of Marketing

Krystal is a marketing professional with experience in environmental communications and commercial investments. Previous contributions include graduate research at The University of Washington, The Pacific Science Center, Environment Washington, Faris Lee Investments and SpaceX.



Alex Graf

Senior Metallurgist

Alex is responsible for global product development of aluminum structures for electric vehicles during his time as Constellium's Automotive Structures Technical Director for EV Applications. He previously contributed to the metallurgy and material science industry at Ford, Alcan, and Novelis.



Evan Krepps

VP of Engineering

Evan is a professional with experience in the mineral processing and chemical industries as a process engineer separating copper from non-valuable materials.



Luke Workman

Chief Battery Scientist

Luke is a considerate problem solver with a passion for sustaining life on Earth and racing. He has decades of professional experience in energy storage with a proven track record for efficiency and solving difficult technical problems others shy away from. He previously contributed as a battery specialist at Zero Motorcycles and a critical environment engineer at Microsoft.



JP Sado

Board Member

JP is a member of Redivivus' Board of Directors, representing external investors. JP has over ten years experience in Business Development and Operations roles at large manufacturing companies, in addition to three years at leading investment banking and private equity institutions.

JP's primary occupation is working at Can Art Aluminum Extrusion. He works 10 hours per week at Redivivus.

Offering Summary

Company	Redivivus, Inc.
Corporate Address	2012 North Cascade Avenue, Colorado Springs, CO 80907
Offering Minimum	$9,999.00
Offering Maximum	$1,069,998.75
Minimum Investment Amount (per investor)	$225.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,444
Maximum Number of Shares Offered	475,555
Price per Share	$2.25
Pre-Money Valuation	$20,717,624.25

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Redivivus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2.25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Battery Recycling is the Future - Here's Why | In Depth

8 days ago

Join Erika Guerrero and Luke Workman of Redivivus discuss why battery recycling is the future with Now You Know co-hosts Zac and Jesse. Check it out! Interview posted December 31, 2021.


Battery Recycling is the Future - Here's Wh...
Watch on YouTube

Redivivus Files Patent Cooperation Treaty (PCT) for Redi-Cycle and Redi-Shred Technologies

26 days ago

On November 30, 2021, Redivivus filed our Patent Cooperation Treaty (PCT) application with the United States Patent and Trademark Office with the assigned serial number PCT/US2021/061200. In around 6 months (June 2022), the PCT application will be published and made available to the public. The benefit of publication is that the application will be available as prior art against others who may try to patent similar technologies after the filing date.



Elements recovered from Redi-Cycle process include: Nickel, Cobalt, Manganese, Alumina, Lithium, Graphite, and Cellulose binder.

The PCT is directed generally to our novel methods and systems for recovering metals from lithium-ion batteries, specially to our methods and systems for recovering cobalt and nickel jointly in metallic form (Redi-Cycle™). It is also directed to our methods and systems for preparing lithium-ion battery materials for use in metal recovery processes (Redi-Shred™). This is a great step for the IP protection of Redi-Cycle, our novel, no-burn recovery process and Redi-Shred, our mobile battery shredding technology.

With your investment, we are looking forward to continuing to innovate the battery recycling industry and to create the safest, most cost-effective and sustainable processes available on the market!

Let's reach our next fundraising milestone!

about 1 month ago

We are nearly at $250k! Let's reach our next fundraising goal of $500,000!


REDIVIVUS
ROAD TO THE FUTURE OF
LITHIUM-ION BATTERY RECYCLING
GOAL #1
$100K
Achieved in first week of our raise! Thank you for all of your support.
GOAL #3
$500K
GOAL #2
$250K
STARTENGINE MILESTONE
$1.07M
Raising this amount will complete the first round of equity crowdfunding. This will allow us to move towards our next big raise goal of $3.75M.
www.redivivus.tech

Excerpt from "*Power Global, PositivEnergy, Redivivus partner to oversee Lithium-ion battery lifecycle from application to second life*" (*Express Mobility, September, 28 2021*):

> Once these batteries reach their end, Redivivus will help reclaim up to 92% of materials, while recirculating and reprocessing chemical reagents for direct reuse in the recycling process. Current lithium-ion battery recycling processes require high-temperature melting-and-extraction or single-use chemical processes, generating a significant waste stream.
>
> Redivivus' novel no-burn, hybrid process, Redi-Cycle technology recovers battery materials for secondary markets, reducing the reliance on metal mining. Redivivus will offer mobile Redi-Shred recycling units for Power Global service and sales centres throughout India and build recycling lines at Power Global's factories in Pasadena, California, and Greater Noida, India.
>
> "Our white-glove recycling process brings peace of mind to battery manufacturers knowing their hard work and materials will have a new life, reducing overall carbon footprint," said Erika Guerrero, co-founder and CEO at Redivivus. "Recycling starts with manufacturing safe, quality battery products. Partnering with Power Global gives us confidence that adoption of recycling is being thought through from design conception."

Read more about our recent partnership with Power Global here.

Thank you to all who have invested and are supporting the future of sustainable materials. If you're still thinking about investing, now is the time to do so. There are more opportunities to earn bonus shares with investments of $5k, $10 and $20k+.

Founders Interview on NowYouKnow Investor Club Stream

about 1 month ago

CEO Erika Guerrero and Chief Battery Scientist Luke Workman discuss Redivivus' continuous improvement and innovation within the battery recycling industry on December 2, 2021.


Investor Club Live Stream Redivivus
Watch later
Share
NOW YOU KNOW
INVESTOR CLUB
live stream
Watch on YouTube

You can watch more of Erika and Luke on Now You Know here:

- In Depth: https://youtu.be/Vj1LmGuNJZk
- Full interview: https://youtu.be/zhxaxkV-ljE

We've reached $125,000 on StartEngine!

about 2 months ago


In 12 days, we've raised
$125,000
There is 1 day left to receive 10% bonus shares when you invest on StartEngine!
INVEST IN BATTERY RECYCLING
STARTENGINE.COM/REDIVIVUS

Today, we reached $125,000 on StartEngine! Thank you for your continued support and for accelerating the future of sustainable technologies. There is still time to invest in our equity crowdfunding campaign and receive 10% bonus shares!

We are continuously working to improve our recycling processes. More than anything, we are striving for a clean, sustainable process that prioritizes human safety and recovering valuable metals. Read more about the completion of our proof of concept for Redi-Cycle on Waste 360 here: https://www.waste360.com/recycling/redivivus-announces-proof-concept-novel-lithium-ion-battery-recycling-process

We wish you a wonderful holiday season!

Redivivus & Arcimoto Partnership Update

about 2 months ago

In July 2021, we publicly announced our battery recycling partnership with FUV manufacturer Arcimoto. Recently, our engineering team made progress with Redi-Shred research and development by shredding the first batch of Arcimoto vehicle battery cells in Bend, OR.

We tested our prototype battery shredder and processed battery materials that have been **sold to a customer**. The shredded battery material sold constitutes as our **first commercial transaction**. Thanks to our partnership with Arcimoto, we are able to use their battery waste as R&D material for Redi-Shred, and create revenue for the company. We're looking forward to progressing our partnership with Arcimoto and proving out our shredding process further.



We're very excited about the progress we've made on our campaign so far—**nearly $70,000 in 4 days**! If you haven't had a chance to watch our company video, please check it out here: https://youtu.be/RepymdwOwqo



Solving the Battery Waste Problem | A Ne...
Watch later
Share
SOLVING THE EV BATTERY WASTE PROBLEM
REDIVIVUS
REDIVIVUS
Watch on YouTube

END OF UPDATES

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Miguel C. 13 INVESTMENTS 23 days ago

Hello Erik K,

I have read a couple of articles that showed that the world will be hard pressed to produce enough Graphite -and high quality- to accommodate it's high demand for batteries.

Will this be your next low hanging fruit?

Best regards,

Miguel Costa

0 View 1 reply

Corey H. 1 INVESTMENT a month ago

You may want to fix your nickle <-> nickel typo above in the green graphic. "Distinguished in the battery industry"

0 View 1 reply

Brent S. a month ago

How does someone from Canada invest in your venture?

0 View 1 reply

Miguel C. 13 INVESTMENTS a month ago

Hello Redivivus,

From your partnership with Arcimoto and sale of your first shredded/processed battery material:

- Are there any improvements to be made to the current process, or everything worked as expected?

1. Although I like your white glove shredding/processing module, how many batteries can you realistically process in a day? Does it need a 'cooling down period'?

2. Technically, when you have a lot of clients, will you be intrinsically connected to metals market, or you can make your own pricing on the Nickel Cobalt ingot?

3. What is the current path to capture the other metals and Graphite? And how far along are you?

Thank you very much in advance for answering my questions.

Best regards,
Miguel C.

0 View 2 replies

Robert G. 2 INVESTMENTS 2 months ago

I have a few questions about the neutralizing solution used during the Redi-Shred process. First, does the solution become hazardous after neutralizing the battery material? Second, what do you do with the solution after the process? And third, is their a cost associated with the disposal (or whatever you end up doing with it) of the solution after usage?

1 View 1 reply

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timothy h. SE OWNER 48 INVESTMENTS 2 months ago

Share price too high I think you all should change your share price to .50 cents a share and 7 million valuation I think you would get a much higher and better response.the average person cannot do 2 and some change please consider my advice because I care and want the gard working Americans a much better deal hook them up with a sweet heart deal . The CBS valuation I strongly feel shouldn't matter because I feel very strongly the working man should be catered to give them a better deal and better bonus terms please consider to amend I want better terms..just trying to offer you constructive dialog for all investors here ..share price valuation way to high. God bless timothy huckaby

0 View 3 replies

Stephen T. SE OWNER 22 INVESTMENTS 2 months ago

interested. what exactly set you apart from other recycling competitors? what is the difference between your company and companies like Call2Recycle? Thank you for your time.

0 View 1 reply

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bryian t. 50 INVESTMENTS 2 months ago

What the revenue? How you justify 20M valuation?

0 View 2 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Erika: Working in the battery industry, I've created a lot of battery waste. I searched the industry and I saw that there was an opportunity to innovate on technologies out there today. The three problems with battery recycling is battery passivation, logistics and battery recovery. With passivation there's issues of thermal events and with logistics there's the danger of packing them, not knowing what state they're in and then also With recovery there's not many methods out there that are low cost or environmentally friendly enough. At Redivivus, we plan to tackle these challenges as an opportunity to simplify battery recycling to drive adoption through economics and human safety. Our first product redi shred tackles the issue of gathering batteries in various states And turning them into material that is safe.

Eric: Our Redi-Shred process because it will create a low-cost solution for shipping damaged and hazardous batteries. We will modify a semi truck chassis And we will equip it so we can shred neutralize damaged and hazardous batteries. by shredding the batteries At the point of Waze generation we are now able to ship neutralized safe material and also perform the first step in the recycling process. Redi-Cycle, our recycling process decouples the elements from the battery supply chain and instead sells them into the steel markets. This novel approach to the markets breaks the paradigm in recycling and allows us to sell at a lower cost and to multiple sales channels.

Evan: Our approach is a hybrid of hydrometallurgical and electrochemical recycling which allows us to take these materials out of the battery supply chain and make a high purity metal ingot. In our proof of concept trial we achieved a 92% recovery rate of a combined nickel cobalt metal. We'll be able to recover all of the other elements in the battery and find a second use for them. This includes things like copper aluminum graphite and plastics.

Luke: Redi-cycle is unique in battery recycling processes today in that it decouples the elemental waste stream output of nickel from batteries to be leveraged in non-battery applications that are actually dominant nickel consumers today, including stainless steel manufacturing. Battery recycling is a critical part of having the electrical revolution work. As a decade passed by without this niche being filled, we decided it is time to do it ourselves.

Krystal: We've accomplished so much over the past few years including the completion of our redi cycle proof of concept and partnering with key leaders in the battery and energy storage field. Some of our recent partnerships include working with Oregon based Arcimoto, an electric vehicle company and an energy storage company called power global that was created by an ex spacex battery design engineer. Our team's experience spans the entire battery life cycle from design, manufacturing, metallurgy and supply chain management. Thank you so much for your interest in Redivivus. We look forward to talking to you soon.

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01:00

all right so we wanted to talk today 01:01

about battery recycling for the longest 01:04

time they weren't recyclable they 01:05

were probably these alkaline batteries 01:08

they come fully charged from the factory 01:10

you bought them at the store you pop 01:12

them into your watch and your

01:13

electronics and your smoke detectors 01:15

and then they eventually ran out of 01:17

charge and you either threw them in the 01:18

trash

01:20

or you did the right thing and you 01:22

brought them to the store or your local 01:23

collection center and you threw them 01:24

into one of these cardboard boxes that 01:26

says

01:27

recycle your batteries here now fast 01:29

forward to today

01:30

most of us are probably using

01:32

rechargeable batteries more and more 01:34

nickel metal hydride and lithium ion

01:36

those cardboard boxes are now accepting 01:38

cell phone batteries laptop batteries 01:40

power tool batteries pretty much 01:42

any kind of battery you can think of and 01:43

after dropping off your battery to be 01:45

recycled

01:46

you walk out of the store and you feel 01:47

pretty good about yourself don't you 01:49

because you just did your part to save 01:50

the planet i know that's how i felt 01:52

but recently we spoke with erica 01:54

guerrero and luke workman from red 01:56

aviva's

01:57

a new battery recycling startup and i 01:59

realized

02:00

i was largely fooling myself most of 02:03

these cardboard boxes of batteries 02:06

don't miraculously get recycled into new 02:08

batteries

02:09

mini early lithium battery recycling 02:13

company's business model was basically 02:14

to collect all the batteries you can 02:17

and leave them in a dumpster a metal 02:19

dumpster outside until it burns

02:21

and then you get insurance payment on 02:23

the losses of what you had

02:25

and that's kind of the you know an 02:28

unfortunate blight in the industry and 02:30

we're trying to change that to make 02:32

real recycling that works wait what so 02:34

the plan was to just let them catch on 02:36

fire and then file for insurance well 02:38

think about it as erica and luke are 02:40

going to explain

02:41

batteries are actually pretty dangerous 02:42

i mean especially when you don't know 02:44

what's happened to them

02:45

i mean that battery that you've had in 02:46

your flashlight or your power tool 02:48

well you know where that's been right 02:50

you know it hasn't gotten too hot or 02:52

gotten punctured

02:53

but you don't know if the batteries have 02:54

been quietly corroding in their plastic 02:56

case

02:57

and when you got a big cardboard box of 02:59

batteries in a store that have come from 03:01

hundreds of people from all over 03:03

all in different conditions if just one 03:05

of those batteries is ready to have a 03:07

thermal event and explode or leak 03:09

it could turn that whole box of

03:10

batteries into a big fire

03:12

which kind of makes you wonder why 03:14

they're using a cardboard box to collect 03:16

them in and that's a relatively small 03:18

number of batteries

03:19

think about maybe like a a car accident 03:22

yeah so the car racklet

03:23

you get into god forbid a car wreck with 03:26

your

03:27

chevy bolt and now usually

03:30

if it's completely totaled it goes to a 03:33

junkyard

03:34

these people have been doing junkyard 03:36

things for

03:37

many years sometimes many generations 03:39

and this is the first time that they're 03:41

dealing with

03:42

packs that are high enough voltage that 03:44

if you touch them while they're damaged 03:45

they could kill you

03:47

yeah so i think we've kind of been 03:48

kidding ourselves i mean all of us ev 03:50

lovers watching this we've been passing 03:52

on the charts and the infographics to 03:53

our friends of how we're just gonna 03:55

take all these growing number of ev

03:57

batteries and just recycle them into new 03:59

eevee batteries

04:00

magic i know i wanted to believe it but 04:03

today just

04:04

five percent of all lithium ion

04:05

batteries actually get recycled

04:07

when i heard about redwood materials jb 04:09

strobel's new battery recycling company 04:12

i was like yes see it's all taken care 04:14

of

04:15

jb has got this but then after talking 04:18

to erica and luke who are experts in 04:20

this space

04:21

i realized that i hadn't thought about 04:23

some of the details

04:24

see erica and luke have worked on this 04:26

problem from the other side

04:28

of the equation it was more like uh 04:31

guilt forced us into recycling i don't 04:34

know well

04:35

when he says gil i mean because we've 04:37

built

04:38

so many batteries like prototyping is so 04:40

much fun

04:41

and r d and r d and but bringing things 04:44

into production is like

04:46

hell right that's what you usually hear 04:49

right

04:49

but the issue is is that if you don't 04:51

take care of these

04:53

issues we talked about today at an early 04:56

stage then you just have the same 04:57

problem at a larger scale

04:59

so when you create a lot of e-waste and 05:02

you're just looking to other people to 05:04

solve the issue

05:05

that you've contributed to a lot of 05:08

times

05:09

you really have to be able to solve your 05:10

own problems

05:12

you can't just necessarily ignore it and 05:14

think someone else will do it because 05:16

that's kind of like the bystander effect 05:18

yup since 2011 when i started first 05:21

making

05:21

r d battery scrap wasting you know at a 05:23

professional level of making uh 05:26

battery r d testing um i thought 05:28

someone's gonna

05:29

get on this waste scrap pick up real 05:32

quick you know and these things are 05:33

gonna be

05:34

hot commodities those little little or 05:36

treasure troves in a box

05:38

you know a valuable materials recycle 05:40

and uh

05:42

still waiting for someone to come in 05:44

with a good process that's efficient and 05:46

clean for the earth and make sense and 05:49

so uh

05:51

started cracking that nut ourselves 05:53

eventually and uh

05:55

cracked it wide open to a point that 05:58

comfortable and confident with the 05:59

process and efficiency and materials 06:01

returned

06:02

and i think that this is super important 06:03

erica and luke didn't set out in life to 06:06

form a battery recycling company 06:08

right i mean erica worked for spacex and 06:10

romeo power and

06:11

luke worked for microsoft in zero 06:13

motorcycles they were busy making the 06:15

best batteries and

06:16

testing them to make sure that they last 06:18

as long as possible

06:20

they understood the battery industry 06:22

from that side and realized

06:24

there was a problem there was nobody 06:26

truly recycling these batteries

06:27

they also understood a fundamental 06:29

problem especially with big ev packs 06:32

they are super dangerous and super 06:34

expensive to transport

06:35

when you don't know what's going on with 06:37

them our solution to that was

06:39

instead of putting more people at risk 06:43

like your logistics people to come and 06:45

you pay tens of thousands of dollars to 06:48

get the right permits

06:49

to get the right training to bring it 06:51

onto a truck to drive it

06:53

somewhere else and then you're putting 06:54

people on the highway in danger because 06:56

you don't know

06:57

the status of this i mean we've all seen 06:59

the accident sites right and ev gets 07:01

into a car accident and we've seen the 07:03

videos and photos of evie's being 07:05

winched onto a flatbed truck to be 07:07

transported to the junkyard

07:08

and we've heard the stories of evs 07:10

reigniting a day later even after it's 07:12

been extinguished

07:13

by a firefighter battery packs that have 07:15

been damaged can be dangerous 07:17

and they really shouldn't be transported 07:19

at all i mean these batteries

07:21

are federally designated as class 9 07:23

hazardous materials a typical car 07:25

mechanic transporting a busted ev 07:27

on a typical flatbed who doesn't know 07:29

anything about their chemistry and 07:31

who hasn't been properly trained it's 07:33

just not a good idea

07:35

that's exactly right and there's no ppe 07:38

that exists

07:39

that you could put a worker in to have 07:42

them near it if you do the arc flash 07:43

calculations

07:45

for these kinds of tests there's 07:47

absolutely no ppe

07:49

that provides you resistance there's 07:51

just levels of severity you'll be 07:53

injured

07:54

in that situation well now i'm all 07:56

depressed i mean there's no

07:58

solution we just made all of these 07:59

ticking time bombs with no hope of 08:01

recycling them well hang on

08:03

that's the first half of the story we've 08:05

now come to the part of the story where 08:07

erica and luke

08:08

tell us that they have a solution our 08:10

shredder process

08:12

is i it's called ready shred and that is 08:15

our way of being able to

08:18

make the batteries safe

08:22

to go ahead and shred them once the pack 08:24

is out in whatever shape

08:26

they extracted it and with whatever 08:28

parts of the car members still attached 08:30

to it let's say

08:31

um then it provided it fits in the mouth 08:34

of the shredder we'll shred it you know 08:35

and and we don't need to take it apart 08:37

any further

08:38

than what it takes to fit in the mouth 08:40

of the shredder which is a very large 08:41

mouth we can shred tesla packs hole now 08:43

hold on hang on

08:44

wait a second because every single 08:47

lithium-ion battery cell

08:48

that i have ever seen either on the pack 08:51

or even if it's a little

08:52

you know cell phone battery will say do

08:54

not puncture uh do not crush

08:57

be careful don't do anything don't shred 09:00

it that's definitely

09:01

something that they don't want you to do 09:03

isn't it going to explode and catch on 09:04

fire

09:05

maybe like 15 years ago i was making 09:07

youtube videos

09:08

of every kind of way you can torture a 09:10

battery from

09:12

you know stabbing things through them to 09:14

torching them to cutting them in half 09:16

and everything in between but

09:19

there's actually a trick that you can 09:22

render the thermal kinetics so

09:23

slow that your time constants aren't a 09:25

problem for shredding them

09:27

well if you took that same battery and 09:29

you left it overnight on dry ice let's 09:31

say just as an example

09:33

and then in the morning you pulled it 09:34

out and while it was still

09:37

very chilly you did that same torture 09:39

you're going to do sticking your

09:41

scissors through it or whatever you're 09:42

going to do you would find

09:44

there's this period where because 09:47

ionic behavior you know the ability for 09:51

the cell to make current and generate 09:52

heat is effectively limited by

09:54

um temperature in the thermal kinetics 09:58

of diffusing ions and so

09:59

for every 10 degrees cooler that the 10:01

cell gets

10:02

you have roughly half the rate that this 10:05

current generation

10:06

uh chemistry can occur and so uh when 10:09

you're at

10:10

say minus 60 um the rate that this 10:13

current production can occur is almost 10:16

nothing you know

10:17

if if you put that battery at -60 in 10:20

your flashlight or whatever and you 10:22

turned it on you know to use it

10:24

um it would be like the worst

10:25

performance you've ever seen you know 10:27

from a uh ionic potential in fact it 10:30

might not even be able to light your 10:31

light bulb right it might not even be 10:32

able to make like one half amp to light 10:33

your light bulb and so that's also why 10:35

it's inert to the shredder

10:37

and um behaves completely different at 10:40

those temperatures

10:41

than it does if you were to shred it at 10:42

room temperature okay so now i get that 10:44

you cool it down and you can shred it 10:46

safely without it catching on fire 10:48

but then you're left with a pile of 10:51

battery confetti on the floor which is 10:53

warming up and as it warms up those 10:55

chemical reactions are going to happen 10:56

you've only delayed the inevitable 10:58

how do we prevent it from just catching 11:00

on fire once it's ground up

11:02

the shreds all fall into an aqueous ph 11:05

buffer neutralizing solution and uh 11:08

that's why even if let's say you get 11:10

some hot pieces that are coming out you 11:12

know maybe

11:13

some part of the cell wasn't completely 11:14

blast chilled um

11:17

it falls and just makes a little as it 11:20

as it boils water for a split second 11:22

and the energy is released in this tank 11:24

there's the right mix of

11:26

ionic diffusion paths to allow

11:28

everything to reach a common entropy

11:30

level of chemistry state

11:32

essentially that's that's why we can 11:34

take any state of charge battery 11:36

and we know that before it's ever dry 11:39

so before it's ever out of our ph

11:42

aqueous brine solution um

11:46

it has already realized like a zero 11:48

entropy where it's as

11:50

non-dangerous as bits of aluminum foil 11:52

or copper foil you might have lying 11:54

around in your kitchen or whatever 11:56

it's it's as as unlikely to cause a

11:58

problem as as those materials afterwards 12:00

so that's great

12:00

the the battery is now in a safe state 12:03

but we haven't

12:03

recycled it yet it's just a slurry of 12:06

junk well hang on we're not done 12:08

well i should say erica and luke aren't 12:10

done after they shred it they're working 12:12

on another step

12:13

called ready cycle second part of our 12:16

company which is called ready cycle 12:18

redi cycle and continue to get those 12:22

materials and

12:23

luke can definitely get into this but in

12:25

the layman's terms like we deeply 12:27

respect and admire the recycling 12:30

companies that are out there right now 12:31

it's a humanitarian issue

12:33

we definitely need it for the planet 12:35

like we said we really would love to 12:38

see the smelting process removed 12:42

and that's just burning and melting all 12:44

these things because there's a lot of 12:45

energy that goes into that

12:47

there's also just like gases released so 12:49

you need to scrub it a lot more

12:51

and that's essentially one of the major 12:53

things that we've

12:54

looked to in our process at the

12:57

recycling stage to get rid of

12:59

nice so erica and luke have come up with 13:01

a way to shred a battery

13:02

and then recycle it according to them 13:05

you can get back

13:06

92 percent of the nickel and cobalt 75 13:09

of the copper 90 of the iron and 90 13:12

percent of the lithium and

13:13

unlike jb strawbell's process there is 13:16

no big

13:17

crucible of fire yeah we have we have no

13:19

roasting before smelting and no smelting 13:22

so two processes that are normally 13:25

thermally done to process batteries and 13:27

we've managed to eliminate both of them 13:29

by using uh significantly more

13:32

earth-friendly

13:33

processes one of the output products is 13:35

99.99

13:36

pure nickel metal form it's pretty cool 13:40

like

13:40

we took tesla batteries and then we just 13:42

received

13:43

uh strips of nickel well it was a lot 13:46

more work than just receiving it i think 13:48

it was like

13:48

black boxes like a month

13:51

[Laughter]

13:53

you get nickel cobalt manganese copper 13:56

aluminum steel lithium

13:59

and even fluoride salts um

14:02

all out as processes because everything 14:05

that's in the cell has to go somewhere 14:07

right and so

14:08

if we don't have it as an output

14:09

material then it's a waste stream that 14:11

accumulates right so we have to have

14:13

every

14:13

everything that goes in the cell as a 14:15

output material material ultimately 14:18

you've probably heard this too it

14:19

becomes a material science problem 14:22

so or opportunity really because there's 14:24

so many different polymers and different 14:27

kinds of metals of different purities 14:29

that you can find a second home for and 14:32

i love thinking about using geopolymers 14:34

to like capture

14:36

carbon in the air somehow and like make 14:39

houses out of it and things like that 14:41

the the polymer scrap is actually uh 14:44

good for doing something like a 14:46

geopolymer application if but you know 14:47

that's

14:48

that's a whole different business on its 14:49

own that would be just as big or 14:51

bigger than the recycling business uh 14:53

and that's our strategic partners as 14:55

well

14:55

that we're yeah that's for other

14:56

companies to do we we want to just focus 14:59

on recycling batteries

15:00

yeah of those five percent lithium ion

15:02

batteries we talked about that get 15:03

recycled

15:04

almost all of them today end up in a 15:07

smelting furnace

15:08

many of us have seen this footage of 15:09

inside redwood materials with their 15:11

furnace

15:12

that melts the battery materials to get 15:14

them into different states of purity 15:16

and the problem with that is one you 15:18

have to use a lot of energy to

15:19

melt them up two you release emissions 15:22

that you have to capture and filter and 15:24

clean because they're not

15:25

it's when i'm not talking co2 emissions 15:27

so that you can just jump out in the air 15:29

it's toxic gases that you don't want 15:32

actually escaping into the environment 15:34

and then three

15:35

you burn up a lot of material that is no 15:37

longer recyclable because it's smoke so 15:40

it's really great that now we have a 15:41

system

15:42

where we can take the batteries and 15:43

recycle them and for me

15:45

i've always been thinking that we're

15:46

gonna take all of these batteries 15:48

uh once they're done being used we're 15:50

gonna great we're gonna grind them up 15:52

and then we're going to turn them right 15:54

back into batteries

15:55

well that's not exactly what erica and 15:57

luke are thinking of doing

15:59

what we're saying is definitely

16:00

different than what the industry is 16:02

talking about

16:03

right you get a lot of those flow charts 16:06

that show that circular battery economy 16:09

which is definitely a good place to get 16:11

to but going off where

16:13

what luke and i have been talking about 16:15

is that there's batteries there today 16:17

that we need to do something with and 16:20

this is our opportunity to start

16:23

gathering those and doing the research 16:24

and development and putting those 16:26

materials back into places where they 16:27

could use those floral purities

16:30

and it makes a sense to the people who 16:32

are counting their nickels and dimes 16:34

which is very important in business and 16:36

then

16:37

go from there to eventually hopefully 16:40

getting back into the battery economy 16:42

but i know a lot of other people are 16:43

focused on that as well too i just don't 16:45

know

16:47

as far as where our technology is if 16:50

we're going to be able to do that right 16:52

away

16:52

yeah at the moment there's ample buyers 16:55

for

16:56

nickel that is slightly lower purity 16:59

than battery grade purity

17:00

it's also much different to be recycling 17:03

right off of let's say

17:04

panasonic's battery line where when you 17:07

build

17:08

cells you have a bunch that fall out for 17:11

quality control

17:12

and if you're able to get those jelly 17:14

rolls or those materials and those 17:16

layers right directly off of that and 17:17

recycle it

17:18

it's a very much different process than 17:20

getting your crash

17:21

bolt battery which has all the different 17:24

parts

17:24

surrounded on it and it kind of cuts 17:26

that human factor

17:28

into it yeah so using erica and luke's 17:30

ready cycle process you

17:32

still get the materials back but they 17:33

admit that some of the materials are not 17:36

at battery grade but

17:37

think about it who cares let's take 17:39

nickel for example for our process the 17:41

costing doesn't make sense to refine it 17:44

so highly to be battery grade again when 17:47

the

17:48

processing is is uh significantly lower 17:51

cost

17:52

and faster to make say 99.99

17:56

pure nickel instead of the the battery 17:59

grade purity of nickel

18:00

and that's actually better for our 18:01

process and for our strategic partners 18:04

that we are

18:04

going with because nickel is actually 18:07

going to be

18:08

a very high commodity cobalt in the 18:11

nickel

18:12

isn't as appreciated as you'd think from 18:14

a metallurgy perspective

18:16

for some strange reasons and including 18:18

one of them being that um

18:21

super alloys sometimes are used in 18:25

places where they're irradiated and so 18:27

uh

18:28

nickel works for super alloy material in 18:32

that application but if you have cobalt 18:33

in it then it

18:35

makes hazardous isotopes from that 18:38

exposure and so sometimes cobalt is a 18:42

a penalty and uh other alloys embrace 18:45

cobalt you know as for its strength and 18:48

toughness and chemical resilience you 18:50

know in the alloy

18:51

but it's a niche market that's growing 18:53

right between eight and twenty percent a 18:55

year so as aerospace continues to grow 18:58

uh there is gonna be that need for the 19:00

nickel and cobalt feedstock

19:02

um and where you plan on giving it to 19:04

that right so you still need

19:05

nickel for making stainless steel and 19:07

you don't need it at high

19:09

purity grades like you do for batteries 19:10

and putting all that extra work into 19:12

refining it back into battery grade

19:14

doesn't make any sense if there are 19:15

people who are willing to buy this 19:17

recycled

19:17

uh nickel to put it into stainless steel 19:20

so i mean as long as it gets recycled 19:22

into something that's

19:23

much better than it just you know being 19:25

a class nine hazardous substance 19:27

and the concentrations of elements that 19:28

you get from recycling battery cells 19:30

is way higher than from raw ores that 19:33

you mine out of the ground so at this 19:35

point i'm already feeling really

19:36

thankful that there are people like 19:38

erica and luke on the planet we've gone 19:40

from learning that we don't currently 19:41

have a great battery recycling solution 19:43

to hearing that erica and luke have 19:45

developed a system to transport and 19:47

recycle batteries

19:48

safely and cost effectively but i want 19:51

to go one step further or at least it 19:52

sounds like

19:53

luke and erica are thinking one step 19:55

further i would like to be uh

19:58

developing our next generation recycling

20:00

process

20:01

in five years which is

20:05

entirely biologically based

20:09

and done by gmo modifying

20:13

nickel complexing bacteria cobalt 20:16

complexing bacteria

20:18

and copper complexing bacteria that 20:20

people already use it for bioleaching 20:22

for mining copper today

20:23

but um fairly recently

20:26

some chinese university made a cobalt 20:29

leaching

20:30

bacteria as well in five years i would 20:33

love to see uh

20:35

a football field sized

20:38

leech pond facility

20:42

uh running a bio leaching process that's 20:44

incredibly green

20:45

and incredibly efficient handling all 20:48

the world's e-waste

20:50

of of all types electronics and

20:52

batteries

20:53

and having uh low-cost high-quality 20:56

output materials

20:57

from this bio-leaching process and uh 21:00

that would be

21:01

you know maybe my five-year dream right 21:04

the scale gets pretty intense really 21:06

quickly

21:07

by 2030 based on our calculations we 21:09

think they'll be

21:10

somewhere around 230 gigawatt hours 21:14

worth of

21:15

battery material to be recycled and just 21:18

to help you understand

21:19

the weight of that that's probably 21:21

around 20 million

21:24

metric tons of waste and so yeah you can 21:28

get

21:28

we think it's going to take around seven 21:30

ready shred trucks

21:32

just to service the united states and 21:34

the different regions and whatnot 21:36

um but as far as doing large scale we 21:39

think it's going to even go up to maybe 21:42

2.5 terawatt hours of stuff to recycle 21:46

by the time it gets to 2050. and so as 21:50

that just gets so

21:50

exponential you kind of have to start 21:52

thinking about

21:54

uh changing the paradigm a little bit 21:56

whoa

21:57

all right so we're talking about like 22:00

waste water plants but instead of 22:01

treating waste water you pump in 22:03

you know battery sludge from these 22:05

shredded batteries and then bacteria 22:07

output finished materials like cobalt 22:09

and nickel this

22:10

is mind-blowing stuff so it looks like 22:13

we've gone

22:14

full circle i mean you started by saying 22:16

how you know uh

22:17

great you felt about battery recycling 22:19

then you shared how you felt

22:20

after we learned about the current tech 22:22

or the lack thereof

22:24

and how you know battery recycling these 22:26

days really isn't cutting it

22:27

um and now we're back to feeling pretty 22:29

good about the future at least

22:31

of battery recycling yeah i mean don't 22:33

get me wrong erica and luke's company 22:35

red aviva's is a startup

22:36

they are just beginning to develop this 22:38

process commercially

22:40

they have proven it works and now they 22:41

need to scale up and we know how hard

22:43

that step is

22:44

it's going to be no small feat to go 22:46

from working on this in the lab to 22:48

scaling this up to work across the 22:50

country

22:50

and the world but these are the 22:52

companies and people that

22:53

i for one want to support i can't think 22:56

of a better place to invest my money 22:57

well depending on which one you're 22:59

really excited about you can go to 23:02

r-e-d-i-red readyshred.com

23:05

or r-e-d-i-s readycycle.com

23:10

and they'll take you to our company page 23:11

where you can send us a message 23:13

there's definitely info a bunch on the 23:15

website as well too

23:16

and as soon as we begin our talks we're 23:19

more than happy to share

23:20

information as far as what we're working 23:22

on and retavis is not alone

23:24

there are other battery recycling 23:26

companies starting up like

23:27

lifecycle that are planning on doing 23:29

battery recycling

23:30

differently than other companies

23:32

lifecycle is constructing 175 million 23:35

plant in rochester new york as we speak 23:37

that will be the largest lithium-ion 23:39

battery recycling plant in north america 23:41

when it's completed

23:42

and will recycle 25 000 tons of input 23:45

material

23:46

and get back 95 percent of the cobalt 23:48

nickel

23:49

lithium and other valuable elements oh 23:51

and one more thing i think i'd be remiss 23:53

if i didn't point out that these two 23:55

mild-mannered scientists that you've 23:57

been

23:58

watching are actually bad asses what do 24:01

you mean

24:02

well check this out luke designed and 24:04

built this diy

24:05

electric death bike 7.0

24:09

yes that cm in 2014 beating a tesla 24:12

model

24:13

s p85 in the quarter mile not just 24:16

beating

24:17

smoked it smoked smoked it and he built 24:19

it yeah and all of those exploding 24:21

battery clips that you saw earlier

24:23

that was luke on his youtube channel 24:25

over 10 years ago

24:26

testing batteries with screwdrivers fire 24:30

crossbow bolts and hammers so if anyone 24:33

knows what blowing up battery cells 24:35

looks like

24:35

it's him so that was luke this is erica 24:38

at the drag strip in 2019

24:41

riding an electric zero srf motorcycle 24:44

now watch as erica in the white helmet 24:46

in the foreground

24:47

smokes a red gas powered ducati 959 24:50

i just thought i'd leave us with that 24:52

two of the most badass scientists that 24:54

i've ever had the pleasure of meeting 24:56

and these are the people who are going 24:57

to change our world for the better 24:59

and we need to support them so if your 25:01

interest has peaked and you want to hear 25:02

more from these guys you can head over 25:04

to the disruptive investing channel 25:06

which is a channel that we've set up 25:07

where we have the full-length interview 25:08

with erica and luke and i just want to 25:10

say that like so many of these new 25:12

companies that we hear about springing

25:13

up

25:14

seem to be started and run by people who 25:16

don't really

25:17

understand what they're talking about 25:18

i'm not really talking about like jb 25:20

strobel

25:20

necessarily but there's lots and lots of 25:23

companies and some of them just seem 25:24

like they have like an mba degree and 25:26

they're like we're going to make money 25:27

if we say that we're going to do this 25:28

thing so it's really refreshing to see 25:30

two people who have already been deeply 25:32

involved in the past decade

25:34

of this battery transition who really 25:35

know this stuff inside and out

25:37

take the lead on battery recycling yeah 25:39

and i want to stress

25:40

this is where i think red aviva's has a 25:42

huge advantage with

25:43

ready shred a mobile solution that i've 25:46

not heard of anywhere else in the 25:47

industry because

25:48

it's one thing to deal with the

25:49

batteries once they make it to your 25:51

plants right it's

25:52

entirely another thing to get them there 25:54

safely and as the number

25:56

of cars and of car crashes increases 25:58

we're gonna have to deal with this 25:59

problem because

26:00

we're at the beginning of this problem 26:02

right now we barely even know that it is 26:04

a problem

26:04

and these guys have already come up with 26:06

a potential solution yeah it's really 26:08

easy to imagine batteries

26:10

as these perfect things you put them in 26:11

the car and then the car

26:13

drives around for 10 years and then you 26:15

can take them out of the car

26:16

and then you can oh use them in lots of 26:18

other fun applications as the

26:20

you know they slowly degrade over time 26:22

and then when you're done

26:23

whoa that's great we'll take them back 26:25

and we'll we'll take them all apart and 26:27

we'll unscrew the lids and we'll

26:28

we'll unroll the jelly rolls and we'll 26:31

scrape off all the stuff and we'll

26:32

we'll put it in a little bin and then 26:34

we'll just sprinkle it into the new

26:36

batteries and

26:36

presto you've got brand new batteries 26:38

right that's i'm gonna be honest 26:40

how i was picturing battery recycling 26:42

for the longest time i was not thinking 26:44

about

26:45

corrosion issues in cars and scooters 26:48

and laptops

26:49

i was not thinking about uh cars that 26:51

got into accidents and how it's really 26:53

difficult to move them from that point 26:55

at least legally

26:56

um and safely because yeah they're just 27:00

firebombs waiting to catch on fire at a 27:02

moment's notice yeah so i just want to 27:03

go through the process one more time 27:04

here because i think it

27:06

might be so simple sounding but yet it's 27:09

kind of amazing that they came up with 27:10

it let's first start with ready shred 27:12

a mobile truck pulls up where they 27:14

figured out how to cool down the battery 27:16

somehow we haven't seen it yet 27:18

and because the battery is now cooled 27:20

down it's not very dangerous

27:21

they shred it all in one time into an

27:24

aqueous solution that makes sure that 27:25

all the pieces of that battery are 27:27

not going to explode later then you can 27:29

now transport that cheaply to a ready 27:31

cycle spot where those materials are 27:33

then extracted and

27:35

stuff is done to them so that you can 27:36

then get all the raw materials back out 27:38

to

27:39

pretty much ready to go maybe not in new 27:41

batteries but in other processes 27:43

and it's important to keep in mind that 27:44

while like the nickel isn't battery

27:46

grade that they're able to get out 27:47

you can refine it yes it's not like this 27:50

oh you're stuck

27:51

it's that you could refine it if you 27:52

want to at the moment

27:54

it doesn't make any sense to do that it 27:56

makes more sense to sell it to stainless 27:57

steel companies

27:58

but in the future when nickel prices and 28:01

nickel prices have

28:02

been going up as that continues to rise 28:04

for battery grade nickel it becomes more 28:05

and more cost effective

28:07

to refine it because it's like well i

28:09

can sell it for more

28:11

yeah and i just think going back to the 28:13

ready shred truck

28:14

this is the first time we've heard of 28:16

this solution because

28:17

right now it may not seem like a big 28:19

deal i mean how many ev crashes have you 28:20

seen

28:21

not that many but when we switch our 28:23

entire fleet and around the whole worlds 28:24

from a billion ice cars to a billion evs 28:27

we're gonna have to have a solution 28:28

where we can get those batteries back 28:30

safely

28:31

and recycle them and these are the only 28:32

guys i've ever heard who have a solution 28:34

for that

28:34

and i think it's because they know from 28:37

tip to tail

28:38

what batteries look like what the life 28:40

cycle looks like i mean we've put

28:42

together a battery pack sitting

28:43

right there that little blue looking

28:46

bomb thing

28:47

and uh yeah we have no plans for how to

28:49

recycle it right

28:50

we haven't gotten to that point yet so 28:52

for i think for a lot of people who even 28:54

are like

28:55

building electric cars it might not be 28:56

so obvious that recycling them is going 28:58

to be as big an issue because you kind 29:00

of think well i put all the things 29:01

into the car or i put all of the things 29:04

into this

29:05

laptop and i shipped it out and i should 29:08

be able to get them all back

29:09

safely and it's like that's not always 29:12

guaranteed so it's really helpful to 29:14

know

29:14

that there are people who have gone 29:16

through the whole thing and know that it 29:18

might not work

29:19

as perfectly as we all think and make a 29:21

solution for that you know be cool is if 29:23

in the near future we could take that 29:25

pack with us go visit erica and luke 29:27

when they're ready

29:28

throw it into their shredder and see 29:29

what happens yeah i would love to get 29:31

some nickel strips back

29:32

out of it and then then we could learn 29:34

how to make stainless steel well thank 29:35

you so much for watching this episode of 29:37

in depth

29:37

again if you want to see the full

29:39

interview with erica and luke you can 29:40

head over to the disruptive investing 29:42

channel

29:43

and be sure to subscribe because we're 29:44

coming out with new interviews all the 29:46

time over there

29:47

also if you had wanted to get early 29:50

access to that interview you could have 29:51

joined us over on patreon

29:53

at the 10 level we have our investor 29:55

club and investor club members get early 29:58

access to

29:59

all of the disruptive investing videos 30:01

yeah thank you for supporting us because 30:03

it's

30:03

through your support that we're able to 30:05

reach out to people like erica and luke 30:07

find them for you and bring you their 30:08

stories which i gotta tell you

30:10

took months to set up yeah so if you've 30:12

made it this far before you click off on

30:13

the next video

30:14

hit that like button it would really 30:16

help us out we'll see you next week 30:18

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